SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Radient Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

750341109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750341109	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Ari Storch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Adam J. Chill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS Scott Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,201 shares of Series B Convertible Preferred Stock convertible into shares of Common Stock
17,547 shares of Series C Convertible Preferred Stock convertible into shares of Common Stock
$1,737,109.73 principal amount of 4% Convertible Notes convertible into shares of Common Stock
Warrants to purchase up to 2,750,262,579 shares of Common Stock
(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, each of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the 4% Convertible Notes and the warrants are subject to a 1.0% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 750341109	13G/A	Page 8 of 9 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on July 8, 2011 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”), with respect to shares of common stock, par value $0.001 (the “Common Stock”), of Radient Pharmaceuticals, Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 1,426,123,955 shares of Common Stock outstanding as of January 20, 2012, as disclosed in the Company’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2012.  The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding and gives effect to the conversion and exercise of the Reported Securities (as defined below) subject to the Blocker (as defined below).

The percentages set forth in Row (11) of the cover page for each Reporting Person is based on the Company's outstanding Common Stock and assumes the partial conversion and exercise, as applicable, of the Series B Convertible Preferred Stock (the “Series B Preferred”), the Series C Convertible Preferred Stock (the “Series C Preferred”), the 4% Convertible Notes (the “Convertible Notes”) and the warrants (together with the Series B Preferred, the Series C Preferred, the Convertible Notes, the “Reported Securities”) reported herein up to the Blocker (as defined below).  The Series B Preferred are convertible into shares of Common Stock pursuant to the terms and conditions set forth in the Certificate of Designations, attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on November 29, 2011.  The Series C Preferred are convertible into shares of Common Stock pursuant to the terms and conditions set forth in the Certificate of Designations, attached as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on November 29, 2011.  The Convertible Notes are convertible into shares of Common Stock pursuant to the terms and conditions set forth in the Form of Convertible Note, attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on November 29, 2011.

Pursuant to the terms of the Reported Securities, the Kingsbrook Fund cannot convert or exercise, as applicable, any of the Reported Securities unless the Reporting Persons would not beneficially own, immediately after any such conversion or exercise, as applicable, more than 1.0% of the outstanding shares of Common Stock (the “Blocker”).  As of  December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of the number of shares of Common Stock underlying the Reported Securities subject to the Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

CUSIP No. 750341109	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2012

KINGSBROOK OPPORTUNITIES MASTER FUND LP
By: Kingsbrook Opportunities GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK OPPORTUNITIES GP LLC

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK PARTNERS LP
By: KB GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

/s/ Ari Storch
Ari Storch

/s/ Adam J. Chill
Adam J. Chill

/s/ Scott Wallace
Scott Wallace